SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

EDAP TMS S.A.
(Name of Issuer)

American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

268311107
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

____________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268311107	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan P. Schwartz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 436,533
	6.	SHARED VOTING POWER 25,833
	7.	SOLE DISPOSITIVE POWER 436,533
	8.	SHARED DISPOSITIVE POWER 25,833
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,366
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12.	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 268311107	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 268311107	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajas Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 268311107	13G	Page 5 of 8 Pages

Item 1(a).    Name of issuer:

EDAP TMS S.A.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

Parc Activite La Poudrette Lamartine, 4/6 Rue du Dauphine, 69120 Vaulx-en-Velin, France

Item 2(a).            Name of Person Filing:

Jonathan P. Schwartz
Deerfield Ltd.
Rajas Corporation

Item 2(b).            Address of Principal Offices or, if None, Residence:

68 Leonard Street
Belmont, MA 02478

Item 2(c).            Citizenship:

Jonathan P. Schwartz: United States of America
Deerfield Ltd.: Belize
Rajas Corporation: Belize

Item 2(d).            Title of Class of Securities:

American Depositary Shares, each representing One Ordinary Share

Item 2(e).            CUSIP Number:

268311107

Item 3.      If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 268311107	13G	Page 6 of 8 Pages

Item 4.    Ownership.

The holdings reported herein are stated as of December 31, 2010.

(a) Amount beneficially owned:    462,366

(b) Percent of class:    4.16%

(c) Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:    436,533

(ii)           Shared power to vote or direct the vote:        25,833

(iii)          Sole power to dispose or to direct the disposition of:    436,533

(iv)          Shared power to dispose or to direct the disposition of:       25,833

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

The shares identified in Item 4 include shares beneficially owned by Mr. Schwartz’s wife (while Mr. Schwartz disclaims beneficial ownership of shares held by his wife, her powers to vote or dispose of securities are treated as if they belonged to Mr. Schwartz for purposes of this statement), shares held by a charitable foundation of which Mr. Schwartz is a trustee and shares held by Deerfield Ltd. and Rajas Corporation. For purposes of this statement, as Managing Director of Deerfield Ltd. and sole Director of Rajas Corporation, Mr. Schwartz is treated as having the sole power to vote or dispose of securities held by Deerfield Ltd. and Rajas Corporation.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Jonathan P. Schwartz,  Deerfield Ltd. and Rajas Corporation may be deemed a group for the purposes of this statement.

Item 9.            Notice of Dissolution of Group.

Not applicable.

CUSIP No. 268311107	13G	Page 7 of 8 Pages

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above [were acquired and are held in the ordinary course of business and] were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 268311107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_________________________
 (Date)

_________________________
(Signature)

Jonathan P. Schwartz
(Name/Title)

Deerfield Ltd.

By: _____________________
       (Signature)

Jonathan P. Schwartz,
Managing Director
(Name/Title)

Rajas Corporation

By: _____________________
       (Signature)

Jonathan P. Schwartz,
Director
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)